Exhibit 23.2

KPMG LLP Suite 1400 55 Second Street San Francisco, CA 94105

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated April 7, 2025, except for the effect of the recombination discussed in Note 1 - Business and Organization, Note 2 - Summary of Significant Accounting Policies, and Note 7 - Equity as to which the date is November 13, 2025, with respect to the consolidated financial statements of Figure Technology Solutions, Inc. and subsidiaries, included herein, and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG LLP
San Francisco, California
February 18, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee.